UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C 10 6
(CUSIP Number)

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

With a copy to:

Christopher P. Davis, Esq.
Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 648,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 648,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 714,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 714,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 714,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 743,354
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 743,354
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,200
	8	SHARED VOTING POWER 743,354
	9	SOLE DISPOSITIVE POWER 15,200
	10	SHARED DISPOSITIVE POWER 743,354
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 933,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 933,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Wavefront, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,813
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Partners Offshore Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,339,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,339,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Partners Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,339,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,339,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,339,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Spectrum Offshore Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Spectrum Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON LCG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,639,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,639,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,639,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Capital Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,746,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,746,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,746,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Luxor Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,746,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,746,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,746,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Christian Leone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,746,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,746,452
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,746,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Jason G. Bernzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Mark A. McEachen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Jeffrey C. Neal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

1	NAME OF REPORTING PERSON Emanuel R. Pearlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C 10 6

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of BJ’s Restaurants, Inc., a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7755 Center Avenue, Suite 300, Huntington Beach, CA 92647.

Item 2.	Identity and Background.

(a)           This statement is filed by PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Partners Atlas Fund LP, a Delaware limited partnership (“Atlas Fund I”), PW Partners Master Fund LP, a Delaware limited partnership (“PW Master Fund”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), Patrick Walsh (collectively, with Atlas Fund II, Atlas Fund I, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management, the “PW Group”), Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Spectrum Master Fund”), Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Feeder Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund and the Spectrum Master Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”), Christian Leone (collectively with the Luxor Funds, LCG Holdings, Luxor Capital Group and Luxor Management, “Luxor”), Jason G. Bernzweig, Mark A. McEachen, Jeffrey C. Neal and Emanuel R. Pearlman.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Atlas Fund GP is the general partner of each of Atlas Fund II and Atlas Fund I. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund II and Atlas Fund I.

PW Master Fund GP is the general partner of PW Master Fund. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares beneficially owned directly by PW Master Fund.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund II, Atlas Fund I and PW Master Fund. Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund II, Atlas Fund I and PW Master Fund.

CUSIP NO. 09180C 10 6

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund and the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund.  By virtue of these relationships, the Offshore Feeder Fund may be deemed to beneficially own the Shares owned directly by the Offshore Master Fund and the Spectrum Feeder Fund may be deemed to beneficially own the Shares owned directly by the Spectrum Master Fund.

LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund (collectively, the “Funds”) and to an account it separately manages (the “Separately Managed Account”).  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund and the Spectrum Feeder Fund.  To the best of Luxor’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The business address of each member of the PW Group is 141 W. Jackson Blvd., Suite 300, Chicago, IL 60604.

The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The business address of Mr. Bernzweig is c/o Zelman Capital LLC, 333 Richmond Road, 340, Beachwood, OH 44122.

The business address of Mr. McEachen is 6 Marquette Way, Coto de Caza, CA 92679.

The business address of Mr. Neal is c/o Horizon Capital LLC, 175 W. Jackson Blvd., Suite 2225, Chicago, IL 60604.

CUSIP NO. 09180C 10 6

The business address of Mr. Pearlman is 350 E. 79th Street, #4D, New York, NY 10075.

(c)           The principal business of each of Atlas Fund II, Atlas Fund I and PW Master Fund is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund II and Atlas Fund I. The principal business of PW Master Fund GP is serving as the general partner of PW Master Fund. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund II, Atlas Fund I and PW Master Fund. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management.

The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

Mr. Bernzweig’s principal occupation is serving as Portfolio Manager and Partner of Zelman Capital LLC, a special situations hedge fund.

Mr. McEachen’s principal occupation is serving as a director of Dex Media, Inc., a leading provider of marketing solutions for local businesses.

Mr. Neal’s principal occupation is serving as a partner of Horizon Capital LLC, an investment company.

Mr. Pearlman’s principal occupation is serving as Chairman and Chief Executive Officer of Liberation Investment Group, LLC, an investment management and consulting firm.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund II, Atlas Fund I, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware.

Each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.

CUSIP NO. 09180C 10 6

Each of Messrs. Bernzweig, Leone, McEachen, Neal, Pearlman and Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and call options purchased by each of Atlas Fund II, Atlas Fund I and PW Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 602,854 Shares directly owned by Atlas Fund II is approximately $17,157,901, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 46,000 Shares directly owned by Atlas Fund II is approximately $160,131, excluding brokerage commissions. The aggregate purchase price of the 43,000 Shares directly owned by Atlas Fund I is approximately $1,175,638, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 23,000 Shares directly owned by Atlas Fund I is approximately $78,000, excluding brokerage commissions. The aggregate purchase price of the 4,500 Shares directly owned by PW Master Fund is approximately $81,704, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 24,000 Shares directly owned by PW Master Fund is approximately $74,861, excluding brokerage commissions.

The Shares and call options purchased by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 6,200 Shares directly owned by Mr. Walsh is approximately $165,543, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 9,000 Shares directly owned by Mr. Walsh is approximately $30,981, excluding brokerage commissions.

A total of approximately $81,407,807, including brokerage commissions, was paid to acquire the Shares reported as beneficially owned by Luxor.  The Shares beneficially owned by Luxor were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 28, 2014, Atlas Fund II delivered a letter to the Corporate Secretary of the Issuer nominating Jason G. Bernzweig, Mark A. McEachen, Jeffrey C. Neal, Emanuel R. Pearlman and Patrick Walsh (collectively, the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

CUSIP NO. 09180C 10 6

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their respective investments in the Issuer on a periodic basis and have engaged and may from time to time continue to engage in discussions with management and the Board of the Issuer and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer, as well as the nomination of the Nominees and other matters relating to the Annual Meeting.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 28,354,535 Shares outstanding as of February 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2014.

As of the close of business on the date hereof, Atlas Fund II beneficially owned directly 648,854 Shares (including 46,000 Shares underlying certain call options exercisable within 60 days of the date hereof), Atlas Fund I beneficially owned directly 66,000 Shares (including 23,000 Shares underlying certain call options exercisable within 60 days of the date hereof), PW Master Fund beneficially owned directly 28,500 Shares (including 24,000 Shares underlying certain call options exercisable within 60 days of the date hereof), and Mr. Walsh beneficially owned directly 15,200 Shares (including 9,000 Shares underlying certain call options exercisable within 60 days of the date hereof), constituting approximately 2.3%, less than 1%, less than 1% and less than 1%,  respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of each of Atlas Fund II and Atlas Fund I, may be deemed to beneficially own the 714,854 Shares directly beneficially owned in the aggregate by Atlas Fund II and Atlas Fund I, constituting approximately 2.5% of the Shares outstanding.

PW Master Fund GP, as the general partner of PW Master Fund, may be deemed to beneficially own the 28,500 Shares directly beneficially owned by PW Master Fund, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund II, Atlas Fund I and PW Master Fund, may be deemed to beneficially own the 743,354 Shares directly beneficially owned in the aggregate by Atlas Fund II, Atlas Fund I and PW Master Fund, constituting approximately 2.6% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 743,354 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 758,554 Shares or approximately 2.7% of the Shares outstanding.

CUSIP NO. 09180C 10 6

As of the close of business on the date hereof, the Onshore Fund owned directly 933,495 Shares, the Offshore Master Fund owned directly 1,339,440 Shares, the Wavefront Fund owned directly 278,813 Shares and the Spectrum Master Fund owned directly 87,536 Shares, constituting approximately 3.3%, 4.7%, less than 1% and less than 1%, respectively, of the Shares outstanding.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 1,339,440 Shares owned directly by the Offshore Master Fund, constituting approximately 4.7% of the Shares outstanding.  The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 87,536 Shares owned directly by the Spectrum Master Fund, constituting less than 1% of the Shares outstanding.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund, may be deemed to beneficially own the 2,639,284 shares of Common Stock owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund, constituting approximately 9.3% of the Shares outstanding.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to beneficially own the 2,639,284 Shares owned in the aggregate by the Luxor Funds and the 107,168 Shares owned directly by the Separately Managed Account, constituting approximately 9.7% of the Shares outstanding.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 2,746,452 Shares beneficially owned by Luxor Capital Group, constituting approximately 9.7% of the Shares outstanding.

Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the 2,746,452 Shares beneficially owned by Luxor Management, constituting approximately 9.7% of the Shares outstanding.

As of the close of business on the date hereof, none of Messrs. Bernzweig, McEachen, Neal and Pearlman directly owned any Shares.

As of the close of business on the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 3,505,006 Shares, including 102,000 Shares underlying call options, constituting approximately 12.4% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP NO. 09180C 10 6

(b)           Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund II.

Each of Atlas Fund I, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund I.

Each of PW Master Fund, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Master Fund.

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by him.

Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Onshore Fund.

Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Wavefront Fund.

Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Offshore Master Fund.

Each of the Spectrum Master Fund, the Spectrum Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Spectrum Master Fund.

Each of Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Account.

(c)           The transactions in securities of the Issuer effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 09180C 10 6

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 28, 2014, each of the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (ii) they agreed that all expenses incurred in connection with the Solicitation shall be paid by Atlas Fund II and Luxor Capital Group as set forth therein.   A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Atlas Fund II purchased exchange-listed call options referencing an aggregate of 28,000 Shares, which have an exercise price of $25.00 per Share and expire on March 22, 2014.  Atlas Fund II, Atlas Fund I, PW Master Fund and Mr. Walsh purchased exchange-listed call options referencing an aggregate of 57,000 Shares, which have an exercise price of $25.00 per Share and expire on April 19, 2014. Atlas Fund II and PW Master Fund purchased exchange-listed call options referencing an aggregate of 17,000 Shares, which have an exercise price of $25.00 per Share and expire on July 19, 2014.

On February 26, 2014, Atlas Fund II entered into a letter agreement, pursuant to which it and its affiliates agreed to indemnify Mr. Neal against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions.

Each of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 765,160, 227,786, 1,113,520, 15,531 and 90,305 Shares, respectively.  The Derivative Agreements provide the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Derivative Agreements (such Shares, the “Subject Shares”).  Each of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund and the Separately Managed Account disclaim beneficial ownership in the Subject Shares.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Joint Filing and Solicitation Agreement by and among PW Partners Atlas Fund II LP, PW Partners Atlas Fund LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC, Patrick Walsh and Jeffrey C. Neal on the one hand, and Luxor Capital Partners, LP, Luxor Wavefront, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Capital Partners Offshore, Ltd., Luxor Spectrum Offshore Master Fund, LP, Luxor Spectrum Offshore, Ltd., LCG Holdings, LLC, Luxor Capital Group, LP, Luxor Management, LLC, Christian Leone, Jason G. Bernzweig, Mark A. McEachen and Emanuel R. Pearlman on the other hand, dated February 28, 2014

99.2           Indemnification Letter Agreement by and between PW Partners Atlas Fund II LP and Jeffrey C. Neal, dated February 26, 2014

99.3           Powers of Attorney

CUSIP NO. 09180C 10 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  March 5, 2014

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

CUSIP NO. 09180C 10 6

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

/s/ Patrick Walsh
PATRICK WALSH, as attorney-in-fact for Jeffrey C. Neal

CUSIP NO. 09180C 10 6

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

CUSIP NO. 09180C 10 6

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

/s/ Norris Nissim
NORRIS NISSIM, as attorney-in-fact for Jason G. Bernzweig, Mark A. McEachen and Emanuel R. Pearlman

CUSIP NO. 09180C 10 6

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.	Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.           Christian Leone (See Item 2)

CUSIP NO. 09180C 10 6

SCHEDULE B

TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LUXOR CAPITAL PARTNERS, LP

Common Stock	4,953	30.7727	01/02/14
Common Stock	6,954	30.9298	01/02/14
Common Stock	10,552	30.9050	01/02/14
Common Stock	781	31.0072	01/02/14
Common Stock	9,374	30.9159	01/03/14
Common Stock	271	31.0975	01/03/14
Common Stock	45	30.7737	01/03/14
Common Stock	2,207	31.1130	01/03/14
Common Stock	17,699	31.1614	01/03/14
Common Stock	235	30.8644	01/03/14
Common Stock	10,869	31.1813	01/03/14
Common Stock	8,490	31.2000	01/03/14
Common Stock	493	31.2428	01/03/14
Common Stock	3,168	31.0400	01/06/14
Common Stock	1,220	30.8755	01/06/14
Common Stock	36	30.7622	01/06/14
Common Stock	5,915	31.2416	01/06/14
Common Stock	239	30.9171	01/06/14
Common Stock	10,859	31.1182	01/06/14
Common Stock	329	31.1339	01/06/14
Common Stock	1,873	31.3768	01/07/14
Common Stock	948	31.3679	01/07/14
Common Stock	4,493	31.3210	01/07/14
Common Stock	4,526	31.3536	01/07/14
Common Stock	1,834	31.2420	01/08/14
Common Stock	50,952	31.2313	01/08/14
Common Stock	6,263	31.1230	01/08/14
Common Stock	5,303	31.2335	01/08/14
Common Stock	645	31.1587	01/08/14
Common Stock	2,556	30.9942	01/09/14
Common Stock	25,651	31.0107	01/09/14
Common Stock	3,404	31.0000	01/09/14
Common Stock	8,471	30.9608	01/09/14
Common Stock	3,217	31.0147	01/10/14
Common Stock	4,971	30.7540	01/10/14
Common Stock	12,302	29.3475	01/14/14
Common Stock	43,467	29.3882	01/14/14
Common Stock	30,111	29.3889	01/14/14
Common Stock	1,361	29.3553	01/14/14
Common Stock	1,762	29.3768	01/14/14
Common Stock	4,049	29.9057	01/15/14
Common Stock	26,435	29.9535	01/15/14
Common Stock	1,581	30.3325	01/16/14
Common Stock	3,434	30.2176	01/16/14

CUSIP NO. 09180C 10 6

Common Stock	26,518	30.4270	01/16/14
Common Stock	7,755	30.4122	01/16/14
Common Stock	50,127	28.2918	01/17/14
Common Stock	75,021	28.7969	01/17/14
Common Stock	60,676	28.8759	01/17/14
Common Stock	16,721	28.2676	01/17/14
Common Stock	101	28.9100	01/17/14
Common Stock	2,020	28.7997	01/17/14
Common Stock	5,405	28.8913	01/17/14
Common Stock	16,788	28.9800	01/17/14
Common Stock	10,184	28.8628	01/21/14
Common Stock	31,765	29.3916	01/21/14
Common Stock	18,460	29.0652	01/21/14
Common Stock	5,813	29.4845	01/21/14
Common Stock	1,703	29.6488	01/22/14
Common Stock	2,670	29.5047	01/22/14
Common Stock	30,877	29.6672	01/22/14
Common Stock	8,215	29.6496	01/22/14
Common Stock	15,108	29.6950	01/23/14
Common Stock	24,308	28.9123	01/23/14
Common Stock	1,971	28.9179	01/23/14
Common Stock	3,395	29.0000	01/23/14
Common Stock	951	28.8058	01/24/14
Common Stock	6,920	29.0615	01/24/14
Common Stock	120,591	29.1953	01/27/14
Common Stock	16,951	28.9250	01/27/14
Common Stock	9,324	28.9250	01/27/14
Common Stock	10,286	28.8599	01/28/14
Common Stock	8,573	28.9227	01/28/14

LUXOR CAPITAL GROUP, LP (Through Managed Account)

Common Stock	572	30.7727	01/02/14
Common Stock	802	30.9298	01/02/14
Common Stock	1,217	30.9050	01/02/14
Common Stock	90	31.0072	01/02/14
Common Stock	1,080	30.9159	01/03/14
Common Stock	32	31.0975	01/03/14
Common Stock	7	30.7737	01/03/14
Common Stock	255	31.1130	01/03/14
Common Stock	2,040	31.1614	01/03/14
Common Stock	26	30.8644	01/03/14
Common Stock	1,252	31.1813	01/03/14
Common Stock	978	31.2000	01/03/14
Common Stock	56	31.2428	01/03/14
Common Stock	366	31.0400	01/06/14
Common Stock	142	30.8755	01/06/14
Common Stock	5	30.7622	01/06/14
Common Stock	683	31.2416	01/06/14
Common Stock	27	30.9171	01/06/14
Common Stock	1,254	31.1182	01/06/14
Common Stock	38	31.1339	01/06/14

CUSIP NO. 09180C 10 6

Common Stock	216	31.3768	01/07/14
Common Stock	111	31.3679	01/07/14
Common Stock	518	31.3210	01/07/14
Common Stock	522	31.3536	01/07/14
Common Stock	210	31.2420	01/08/14
Common Stock	5,856	31.2313	01/08/14
Common Stock	720	31.1230	01/08/14
Common Stock	609	31.2335	01/08/14
Common Stock	74	31.1587	01/08/14
Common Stock	296	30.9942	01/09/14
Common Stock	2,958	31.0107	01/09/14
Common Stock	392	31.0000	01/09/14
Common Stock	976	30.9608	01/09/14
Common Stock	360	31.0147	01/10/14
Common Stock	559	30.7540	01/10/14
Common Stock	1,414	29.3475	01/14/14
Common Stock	4,996	29.3882	01/14/14
Common Stock	3,460	29.3889	01/14/14
Common Stock	156	29.3553	01/14/14
Common Stock	202	29.3768	01/14/14
Common Stock	460	29.9057	01/15/14
Common Stock	3,001	29.9535	01/15/14
Common Stock	182	30.3325	01/16/14
Common Stock	398	30.2176	01/16/14
Common Stock	3,060	30.4270	01/16/14
Common Stock	894	30.4122	01/16/14
Common Stock	5,779	28.2918	01/17/14
Common Stock	8,649	28.7969	01/17/14
Common Stock	6,998	28.8759	01/17/14
Common Stock	1,928	28.2676	01/17/14
Common Stock	11	28.9100	01/17/14
Common Stock	232	28.7997	01/17/14
Common Stock	622	28.8913	01/17/14
Common Stock	1,935	28.9800	01/17/14
Common Stock	1,162	28.8628	01/21/14
Common Stock	3,624	29.3916	01/21/14
Common Stock	2,105	29.0652	01/21/14
Common Stock	663	29.4845	01/21/14
Common Stock	190	29.6488	01/22/14
Common Stock	297	29.5047	01/22/14
Common Stock	3,435	29.6672	01/22/14
Common Stock	914	29.6496	01/22/14
Common Stock	1,743	29.6950	01/23/14
Common Stock	2,806	28.9123	01/23/14
Common Stock	227	28.9179	01/23/14
Common Stock	391	29.0000	01/23/14
Common Stock	110	28.8058	01/24/14
Common Stock	795	29.0615	01/24/14
Common Stock	13,889	29.1953	01/27/14
Common Stock	1,953	28.9250	01/27/14
Common Stock	1,073	28.9250	01/27/14
Common Stock	1,154	28.8599	01/28/14
Common Stock	961	28.9227	01/28/14

CUSIP NO. 09180C 10 6

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	7,101	30.7727	01/02/14
Common Stock	9,967	30.9298	01/02/14
Common Stock	15,123	30.9050	01/02/14
Common Stock	1,122	31.0072	01/02/14
Common Stock	13,457	30.9159	01/03/14
Common Stock	390	31.0975	01/03/14
Common Stock	64	30.7737	01/03/14
Common Stock	3,169	31.1130	01/03/14
Common Stock	25,408	31.1614	01/03/14
Common Stock	335	30.8644	01/03/14
Common Stock	15,601	31.1813	01/03/14
Common Stock	12,190	31.2000	01/03/14
Common Stock	709	31.2428	01/03/14
Common Stock	4,560	31.0400	01/06/14
Common Stock	1,756	30.8755	01/06/14
Common Stock	52	30.7622	01/06/14
Common Stock	8,514	31.2416	01/06/14
Common Stock	341	30.9171	01/06/14
Common Stock	15,628	31.1182	01/06/14
Common Stock	475	31.1339	01/06/14
Common Stock	2,679	31.3768	01/07/14
Common Stock	1,355	31.3679	01/07/14
Common Stock	6,424	31.3210	01/07/14
Common Stock	6,475	31.3536	01/07/14
Common Stock	2,633	31.2420	01/08/14
Common Stock	73,151	31.2313	01/08/14
Common Stock	8,992	31.1230	01/08/14
Common Stock	7,611	31.2335	01/08/14
Common Stock	928	31.1587	01/08/14
Common Stock	3,657	30.9942	01/09/14
Common Stock	36,700	31.0107	01/09/14
Common Stock	4,867	31.0000	01/09/14
Common Stock	12,121	30.9608	01/09/14
Common Stock	4,671	31.0147	01/10/14
Common Stock	7,220	30.7540	01/10/14
Common Stock	17,679	29.3475	01/14/14
Common Stock	62,462	29.3882	01/14/14
Common Stock	43,269	29.3889	01/14/14
Common Stock	1,953	29.3553	01/14/14
Common Stock	2,534	29.3768	01/14/14
Common Stock	5,794	29.9057	01/15/14
Common Stock	37,824	29.9535	01/15/14
Common Stock	2,271	30.3325	01/16/14
Common Stock	4,933	30.2176	01/16/14
Common Stock	38,095	30.4270	01/16/14
Common Stock	11,142	30.4122	01/16/14
Common Stock	71,920	28.2918	01/17/14
Common Stock	107,637	28.7969	01/17/14
Common Stock	87,056	28.8759	01/17/14
Common Stock	23,990	28.2676	01/17/14

CUSIP NO. 09180C 10 6

Common Stock	146	28.9100	01/17/14
Common Stock	2,895	28.7997	01/17/14
Common Stock	7,753	28.8913	01/17/14
Common Stock	24,089	28.9800	01/17/14
Common Stock	14,627	28.8628	01/21/14
Common Stock	45,623	29.3916	01/21/14
Common Stock	26,511	29.0652	01/21/14
Common Stock	8,351	29.4845	01/21/14
Common Stock	2,427	29.6488	01/22/14
Common Stock	3,806	29.5047	01/22/14
Common Stock	44,015	29.6672	01/22/14
Common Stock	11,711	29.6496	01/22/14
Common Stock	21,753	29.6950	01/23/14
Common Stock	34,998	28.9123	01/23/14
Common Stock	2,835	28.9179	01/23/14
Common Stock	4,890	29.0000	01/23/14
Common Stock	1,366	28.8058	01/24/14
Common Stock	9,929	29.0615	01/24/14
Common Stock	173,235	29.1953	01/27/14
Common Stock	24,351	28.9250	01/27/14
Common Stock	13,394	28.9250	01/27/14
Common Stock	14,580	28.8599	01/28/14
Common Stock	12,150	28.9227	01/28/14

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

Common Stock	465	30.7727	01/02/14
Common Stock	650	30.9298	01/02/14
Common Stock	987	30.9050	01/02/14
Common Stock	73	31.0072	01/02/14
Common Stock	877	30.9159	01/03/14
Common Stock	26	31.0975	01/03/14
Common Stock	4	30.7737	01/03/14
Common Stock	206	31.1130	01/03/14
Common Stock	1,652	31.1614	01/03/14
Common Stock	21	30.8644	01/03/14
Common Stock	1,014	31.1813	01/03/14
Common Stock	792	31.2000	01/03/14
Common Stock	46	31.2428	01/03/14
Common Stock	295	31.0400	01/06/14
Common Stock	114	30.8755	01/06/14
Common Stock	3	30.7622	01/06/14
Common Stock	549	31.2416	01/06/14
Common Stock	22	30.9171	01/06/14
Common Stock	1,007	31.1182	01/06/14
Common Stock	30	31.1339	01/06/14
Common Stock	176	31.3768	01/07/14
Common Stock	87	31.3679	01/07/14
Common Stock	416	31.3210	01/07/14
Common Stock	419	31.3536	01/07/14
Common Stock	174	31.2420	01/08/14
Common Stock	4,786	31.2313	01/08/14
Common Stock	588	31.1230	01/08/14

CUSIP NO. 09180C 10 6

Common Stock	498	31.2335	01/08/14
Common Stock	60	31.1587	01/08/14
Common Stock	238	30.9942	01/09/14
Common Stock	2,380	31.0107	01/09/14
Common Stock	315	31.0000	01/09/14
Common Stock	786	30.9608	01/09/14
Common Stock	297	31.0147	01/10/14
Common Stock	460	30.7540	01/10/14
Common Stock	1,141	29.3475	01/14/14
Common Stock	4,026	29.3882	01/14/14
Common Stock	2,789	29.3889	01/14/14
Common Stock	125	29.3553	01/14/14
Common Stock	163	29.3768	01/14/14
Common Stock	380	29.9057	01/15/14
Common Stock	2,475	29.9535	01/15/14
Common Stock	146	30.3325	01/16/14
Common Stock	314	30.2176	01/16/14
Common Stock	2,427	30.4270	01/16/14
Common Stock	709	30.4122	01/16/14
Common Stock	4,686	28.2918	01/17/14
Common Stock	7,013	28.7969	01/17/14
Common Stock	5,670	28.8759	01/17/14
Common Stock	1,562	28.2676	01/17/14
Common Stock	9	28.9100	01/17/14
Common Stock	188	28.7997	01/17/14
Common Stock	505	28.8913	01/17/14
Common Stock	1,569	28.9800	01/17/14
Common Stock	933	28.8628	01/21/14
Common Stock	2,907	29.3916	01/21/14
Common Stock	1,689	29.0652	01/21/14
Common Stock	532	29.4845	01/21/14
Common Stock	165	29.6488	01/22/14
Common Stock	258	29.5047	01/22/14
Common Stock	2,984	29.6672	01/22/14
Common Stock	794	29.6496	01/22/14
Common Stock	1,467	29.6950	01/23/14
Common Stock	2,356	28.9123	01/23/14
Common Stock	190	28.9179	01/23/14
Common Stock	329	29.0000	01/23/14
Common Stock	89	28.8058	01/24/14
Common Stock	645	29.0615	01/24/14
Common Stock	11,355	29.1953	01/27/14
Common Stock	1,596	28.9250	01/27/14
Common Stock	877	28.9250	01/27/14
Common Stock	1,070	28.8599	01/28/14
Common Stock	890	28.9227	01/28/14

LUXOR WAVEFRONT, LP

Common Stock	1,482	30.7727	01/02/14
Common Stock	2,083	30.9298	01/02/14
Common Stock	3,158	30.9050	01/02/14
Common Stock	234	31.0072	01/02/14

CUSIP NO. 09180C 10 6

Common Stock	2,815	30.9159	01/03/14
Common Stock	81	31.0975	01/03/14
Common Stock	13	30.7737	01/03/14
Common Stock	663	31.1130	01/03/14
Common Stock	5,316	31.1614	01/03/14
Common Stock	72	30.8644	01/03/14
Common Stock	3,264	31.1813	01/03/14
Common Stock	2,550	31.2000	01/03/14
Common Stock	148	31.2428	01/03/14
Common Stock	957	31.0400	01/06/14
Common Stock	368	30.8755	01/06/14
Common Stock	12	30.7622	01/06/14
Common Stock	1,788	31.2416	01/06/14
Common Stock	71	30.9171	01/06/14
Common Stock	3,279	31.1182	01/06/14
Common Stock	99	31.1339	01/06/14
Common Stock	562	31.3768	01/07/14
Common Stock	285	31.3679	01/07/14
Common Stock	1,349	31.3210	01/07/14
Common Stock	1,358	31.3536	01/07/14
Common Stock	549	31.2420	01/08/14
Common Stock	15,255	31.2313	01/08/14
Common Stock	1,876	31.1230	01/08/14
Common Stock	1,587	31.2335	01/08/14
Common Stock	193	31.1587	01/08/14
Common Stock	768	30.9942	01/09/14
Common Stock	7,711	31.0107	01/09/14
Common Stock	1,022	31.0000	01/09/14
Common Stock	2,546	30.9608	01/09/14
Common Stock	955	31.0147	01/10/14
Common Stock	1,477	30.7540	01/10/14
Common Stock	3,664	29.3475	01/14/14
Common Stock	12,949	29.3882	01/14/14
Common Stock	8,971	29.3889	01/14/14
Common Stock	405	29.3553	01/14/14
Common Stock	524	29.3768	01/14/14
Common Stock	1,217	29.9057	01/15/14
Common Stock	7,940	29.9535	01/15/14
Common Stock	470	30.3325	01/16/14
Common Stock	1,021	30.2176	01/16/14
Common Stock	7,884	30.4270	01/16/14
Common Stock	2,305	30.4122	01/16/14
Common Stock	14,988	28.2918	01/17/14
Common Stock	22,431	28.7969	01/17/14
Common Stock	18,142	28.8759	01/17/14
Common Stock	5,001	28.2676	01/17/14
Common Stock	33	28.9100	01/17/14
Common Stock	603	28.7997	01/17/14
Common Stock	1,615	28.8913	01/17/14
Common Stock	5,019	28.9800	01/17/14
Common Stock	3,039	28.8628	01/21/14
Common Stock	9,481	29.3916	01/21/14
Common Stock	5,509	29.0652	01/21/14

CUSIP NO. 09180C 10 6

Common Stock	1,735	29.4845	01/21/14
Common Stock	490	29.6488	01/22/14
Common Stock	769	29.5047	01/22/14
Common Stock	8,878	29.6672	01/22/14
Common Stock	2,362	29.6496	01/22/14
Common Stock	4,429	29.6950	01/23/14
Common Stock	7,128	28.9123	01/23/14
Common Stock	577	28.9179	01/23/14
Common Stock	995	29.0000	01/23/14
Common Stock	284	28.8058	01/24/14
Common Stock	2,062	29.0615	01/24/14
Common Stock	36,630	29.1953	01/27/14
Common Stock	5,149	28.9250	01/27/14
Common Stock	2,832	28.9250	01/27/14
Common Stock	2,910	28.8599	01/28/14
Common Stock	2,426	28.9227	01/28/14

PW PARTNERS ATLAS FUND II LP

Common Stock	2,200	30.7964	12/30/13
Common Stock	2,194	30.8901	12/31/13
Common Stock	1,600	30.8338	01/02/14
Common Stock	2,605	30.8875	01/03/14
Common Stock	3,714	30.6223	01/10/14
Common Stock	8,500	29.9314	01/13/14
Common Stock	4,214	29.6777	01/14/14
Common Stock	3,600	29.9260	01/15/14
Common Stock	7,000	28.0743	01/17/14
Common Stock	5,000	29.6709	01/22/14
Common Stock	13,089	29.0374	01/23/14
Common Stock	1,000	29.0000	01/24/14
Common Stock	17,000	29.3115	01/27/14
Common Stock	2,000	28.8140	01/28/14
Common Stock	9,000	28.9239	01/28/14
Common Stock	18,000	27.7458	01/29/14
Common Stock	6,000	27.4243	02/03/14
Common Stock	5,598	27.4726	02/04/14
Common Stock	6,000	27.1461	02/05/14
Common Stock	1,000	25.6300	02/20/14
Common Stock	20,000	25.0000	02/21/14
Common Stock	20,727	26.7752	02/25/14
Common Stock	96,400	26.8029	02/27/14
Common Stock	25,000	27.2900	02/28/14
Common Stock	10,000	27.4200	02/28/14
Common Stock	10,000	27.4300	02/28/14
Common Stock	5,000	27.6100	02/28/14

July 2014 Call Option ($25 Strike Price)	30	3.2000	02/25/14
April 2014 Call Option ($25 Strike Price)	30	2.4167	02/27/14
March 2014 Call Option ($25 Strike Price)	280	2.1100	02/27/14

CUSIP NO. 09180C 10 6

PW PARTNERS ATLAS FUND LP

Common Stock	300	30.7267	01/03/14
Common Stock	4,000	28.0300	01/17/14
Common Stock	3,000	27.7183	01/29/14
Common Stock	3,200	27.4625	02/03/14
Common Stock	500	26.0095	02/20/14
Common Stock	1,000	25.6300	02/20/14
Common Stock	5,000	25.0000	02/21/14

April 2014 Call Option ($25 Strike Price)	20	2.5500	02/25/14

PW PARTNERS MASTER FUND LP

Common Stock	(12,000)	30.8916	12/31/13
Common Stock	300	27.3300	02/03/14
Common Stock	200	27.4500	02/04/14
Common Stock	500	28.3520	02/13/14
Common Stock	1,500	25.8867	02/20/14
Common Stock	1,000	26.0000	02/21/14
Common Stock	1,000	26.8970	02/25/14

April 2014 Call Option ($25 Strike Price)	40	3.4150	02/03/14
April 2014 Call Option ($25 Strike Price)	60	4.3417	02/13/14
July 2014 Call Option ($25 Strike Price)	10	5.5000	02/14/14
April 2014 Call Option ($25 Strike Price)	50	1.7000	02/20/14
July 2014 Call Option ($25 Strike Price)	10	3.0000	02/20/14
April 2014 Call Option ($25 Strike Price)	70	2.5929	02/25/14